UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

Sonnet BioTherapeutics Holdings, Inc. (f/k/a Chanticleer Holdings, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

83548R105

(CUSIP Number)

March 19, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83548R105	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS. Bryan Ezralow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	435,641

	6. SHARED VOTING POWER	120,000

	7. SOLE DISPOSITIVE POWER	435,641

	8. SHARED DISPOSITIVE POWER	120,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 555,641*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%

12.	TYPE OF REPORTING PERSON

	IN

* All share amounts in this Schedule 13G have not been adjusted to give effect to the 1-for-26 reverse stock split of the Issuer's common stock on April 1, 2020.

Item 1(a). Name of Issuer.

Sonnet BioTherapeutics Holdings, Inc., formerly known as Chanticleer Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

100 Overlook Center, Suite 102

Princeton, New Jersey 08540

Item 2(a). Name of Person Filing.

The name of the person filing is Bryan Ezralow.

Item 2(b). Address of Principal Business Office, or, if None, Residence.

23622 Calabasas Road, Suite 200

Calabasas, CA 91302

Item 2(c). Citizenship.

United States.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

83548R105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The percentage used herein and in the rest of this Schedule 13G are calculated based upon a total of 11,171,140 shares of Common Stock issued and outstanding as of January 31, 2020, as reported in the Issuer’s proxy statement/prospectus/information statement filed with the Securities and Exchange Commission on February 11, 2020. All share amounts in this Schedule 13G have not been adjusted to give effect to the 1-for-26 reverse stock split of the Issuer's common stock on April 1, 2020.

Bryan Ezralow

(a)           Amount beneficially owned: 555,641.

The shares of Common Stock reported herein in which Bryan Ezralow has sole voting and dispositive power over such shares are 435,641 shares. Such shares are held directly by the Bryan Ezralow 1994 Trust u/t/d/ 12/22/1994, Bryan Ezralow, Trustee (the “1994 Trust”), where Bryan Ezralow, as the sole trustee of the 1994 Trust, has sole voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares.

Collectively, the shares of Common Stock reported herein in which Bryan Ezralow has shared voting and dispositive power over such shares is an aggregate of 120,000 shares. Such shares are held directly by (a) Elevado Investment Company, LLC, a Delaware limited liability company (“Elevado Investment”), in the amount of 40,000 shares, where Bryan Ezralow as a co-trustee and manager, respectively, of the two trusts and limited liability company that comprise the managing members of Elevado Investment, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares; and (b) EMSE LLC (“EMSE”), a Delaware limited liability company, in the amount of 80,000 shares, where Bryan Ezralow, as a manager of EMSE, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that he has formed a group with any of the other entities or individuals referenced herein.

(b)           Percent of class: 4.97%.

(c)           Number of shares as to which the Bryan Ezralow has:

(i)      Sole power to vote or direct the vote: 435,641.

(ii)     Shared power to vote or direct the vote: 120,000.

(iii)    Sole power to dispose or direct the disposition: 435,641.

(iv)    Shared power to dispose or direct the disposition: 120,000.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

/s/ Bryan Ezralow
Bryan Ezralow